                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 11-K

                  [x] ANNUAL REPORT PURSUANT TO SECTION 15(d)
                      OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1996

                         ----------------------------

                          Commission File No. 1-13038

                CRESCENT REAL ESTATE EQUITIES, LTD. 401(K) PLAN

                          777 Main Street, Suite 2100
                            Fort Worth, Texas 76102
                        (Full title and address of plan)

                     CRESCENT REAL ESTATE EQUITIES COMPANY
            (formerly known as Crescent Real Estate Equities, Inc.)

                          777 Main Street, Suite 2100
                            Fort Worth , Texas 76102
          (Name of issuer and address of principal executive offices)

                      CRESCENT REAL ESTATE EQUITIES, LTD.
                                  401(K) PLAN
                         -----------------------------

            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES



                                                                                           Page
                                                                                           ----
Report of Independent Public Accountants..............................................       1

Statement of Net Assets Available for Plan Benefits with Fund Information
         as of December 31, 1996......................................................       2

Statement of Net Assets Available for Plan Benefits with Fund Information
         as of December 31, 1995......................................................       3

Statement of Changes in Net Assets Available for Plan Benefits with Fund
         Information for the year ended December 31, 1996.............................       4

Statement of Changes in Net Assets Available for Plan Benefits with Fund
         Information for the year ended December 31, 1995.............................       5

Notes to Financial Statements.........................................................       6

Schedule I - Item 27a - Supplemental Schedule of Assets Held for Investment
         Purposes as of December 31, 1996.............................................      10

Schedule II - Item 27d - Supplemental Schedule of Reportable Transactions
         for the Year Ended December 31, 1996.........................................      11

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Trustees of
Crescent Real Estate Equities, Ltd. 401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Crescent Real Estate Equities, Ltd. 401(k) Plan (the "Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits for each fund. The supplemental schedules and Fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of reportable transactions that accompanies the Plan's financial statements does not disclose the historical cost of certain transactions or gains and losses on sales for assets held by the Plan custodian. Disclosure of this information is required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.



                                           ARTHUR ANDERSEN LLP


Dallas, Texas
  June 17, 1997

                CRESCENT REAL ESTATE EQUITIES, LTD. 401(k) PLAN
   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                            AS OF DECEMBER 31, 1996


                                                                   NATIONWIDE
                                                FIDELITY  FIDELITY   MONEY    NATIONWIDE
                                        DREYFUS MAGELLAN   ASSET     MARKET   GUARANTEED   STOCK      LOAN
                                         BONDS    FUND    MANAGER     FUND     ACCOUNT     FUND       FUND     TOTAL
                                        ------------------------------------------------------------------------------
ASSETS
      Investments, at fair value:
         Mutual funds                   $78,995  $528,078  $267,698  $20,647   $     --  $     --  $    --  $  895,418
         Guaranteed investment contract      --        --        --       --    308,968        --       --     308,968
         Employer stock                      --        --        --       --         --   306,338       --     306,338
         Participant loans                   --        --        --       --         --        --   21,485      21,485

      Receivables:
         Company's contribution           2,775    18,127     8,102      486      4,225    10,975       --      44,690
                                        -------  --------  --------  -------   --------  --------  -------  ----------

TOTAL ASSETS                             81,770   546,205   275,800   21,133    313,193   317,313   21,485   1,576,899
                                        -------  --------  --------  -------   --------  --------  -------  ----------

LIABILITIES
      Excess contributions payable        2,024    24,419    19,175      600      7,035        --       --      53,253
                                        -------  --------  --------  -------   --------  --------  -------  ----------

TOTAL LIABILITIES                         2,024    24,419    19,175      600      7,035        --       --      53,253
                                        -------  --------  --------  -------   --------  --------  -------  ----------

NET ASSETS AVAILABLE FOR
      PLAN BENEFITS                     $79,746  $521,786  $256,625  $20,533   $306,158  $317,313  $21,485  $1,523,646
                                        =======  ========  ========  =======   ========  ========  =======  ==========



    The accompanying notes are an integral part of this financial statement.

                CRESCENT REAL ESTATE EQUITIES, LTD. 401(K) PLAN
   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                            AS OF DECEMBER 31, 1995


                                                                       NATIONWIDE
                                                   FIDELITY   FIDELITY   MONEY   NATIONWIDE
                                           DREYFUS MAGELLAN    ASSET    MARKET   GUARANTEED   STOCK    LOAN
                                            BONDS    FUND     MANAGER    FUND     ACCOUNT      FUND    FUND      TOTAL
                                         --------------------------------------------------------------------------------
ASSETS
      Investments, at fair value:
         Mutual funds                       $61,350  $372,879  $175,457  $13,670  $     --  $     --  $    --  $  623,356
         Guaranteed investment contract          --        --        --       --   378,394        --       --     378,394
         Employer stock                          --        --        --       --        --   126,652       --     126,652
         Participant loans                       --        --        --       --        --        --   22,912      22,912

      Receivables:
         Company's contribution               2,522    17,134     6,949       80     4,860     9,279       --      40,824
         Participants' contribution              --        --        --       --        --     3,455       --       3,455
                                            -------  --------  --------  -------  --------  --------  -------  ----------

      Total Receivables                       2,522    17,134     6,949       80     4,860    12,734       --      44,279
                                            -------  --------  --------  -------  --------  --------  -------  ----------

TOTAL ASSETS                                 63,872   390,013   182,406   13,750   383,254   139,386   22,912   1,195,593
                                            -------  --------  --------  -------  --------  --------  -------  ----------


LIABILITIES
      Excess contributions payable              106    13,353     3,370       --    12,090     9,250       --      38,169
                                            -------  --------  --------  -------  --------  --------  -------  ----------

TOTAL LIABILITIES                               106    13,353     3,370       --    12,090     9,250       --      38,169
                                            -------  --------  --------  -------  --------  --------  -------  ----------


NET ASSETS AVAILABLE FOR
      PLAN BENEFITS                         $63,766  $376,660  $179,036  $13,750  $371,164  $130,136  $22,912  $1,157,424
                                            =======  ========  ========  =======  ========  ========  =======  ==========



    The accompanying notes are an integral part of this financial statement.

                CRESCENT REAL ESTATE EQUITIES, LTD. 401(K) PLAN
             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN
                        BENEFITS WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1996



                                                                  NATIONWIDE
                                             FIDELITY   FIDELITY    MONEY    NATIONWIDE
                                   DREYFUS   MAGELLAN    ASSET      MARKET   GUARANTEED   STOCK     CASH      LOAN
                                    BONDS      FUND     MANAGER      FUND     ACCOUNT      FUND    ACCOUNT    FUND        TOTAL
                                  -----------------------------------------------------------------------------------------------
ADDITIONS:
Additions to net assets
     attributed to:
     Net realized/unrealized gain  $  1,510  $  45,076  $  24,677  $     --  $      --  $  92,230  $     --  $     --  $  163,493
     Interest income                     --         --         --       578     17,801         --        --     2,074      20,453

     Contributions:
         Company's                    2,775     18,127      8,102       486      4,225     10,975        --        --      44,690
         Participants'               21,015    156,642     72,864     2,713     42,298     86,351    10,716        --     392,599
         Rollovers                    3,594     47,888      7,932       215        410         --        --        --      60,039
                                   --------  ---------  ---------  --------  ---------  ---------  --------  --------  ----------

     Total Contributions             27,384    222,657     88,898     3,414     46,933     97,326    10,716        --     497,328
                                   --------  ---------  ---------  --------  ---------  ---------  --------  --------  ----------

     TOTAL ADDITIONS                 28,894    267,733    113,575     3,992     64,734    189,556    10,716     2,074     681,274
                                   --------  ---------  ---------  --------  ---------  ---------  --------  --------  ----------

DEDUCTIONS:
Deductions from net assets
     attributed to:
     Refunds to participants          2,024     24,419     19,175       600      7,035         --        --        --      53,253
     Benefits paid to participants    7,508     94,266     16,675    12,340    123,186         --        --     7,824     261,799
                                   --------  ---------  ---------  --------  ---------  ---------  --------  --------  ----------

     TOTAL DEDUCTIONS                 9,532    118,685     35,850    12,940    130,221         --        --     7,824     315,052
                                   --------  ---------  ---------  --------  ---------  ---------  --------  --------  ----------

LOANS ISSUED TO PARTICIPANTS         (1,800)    (2,238)        --    (1,000)    (3,000)        --        --     8,038          --

LOAN PRINCIPAL REPAYMENTS               291      1,934      1,005        --        485         --        --    (3,715)         --

FORFEITURES                            (269)    (2,740)      (699)    4,440       (732)        --        --        --          --

INTERFUND TRANSFERS                  (1,604)      (878)      (442)   12,291      3,728     (2,379)  (10,716)       --          --
                                   --------  ---------  ---------  --------  ---------  ---------  --------  --------  ----------

NET INCREASE (DECREASE)              15,980    145,126     77,589     6,783    (65,006)   187,177        --    (1,427)    366,222

NET ASSETS AVAILABLE FOR PLAN
     BENEFITS,
     BEGINNING OF YEAR               63,766    376,660    179,036    13,750    371,164    130,136        --    22,912   1,157,424
                                   --------  ---------  ---------  --------  ---------  ---------  --------  --------  ----------

     END OF YEAR                   $ 79,746  $ 521,786  $ 256,625  $ 20,533  $ 306,158  $ 317,313  $     --  $ 21,485  $1,523,646
                                   ========  =========  =========  ========  =========  =========  ========  ========  ==========



   The accompanying notes are an integral part of this financial statement.

                CRESCENT REAL ESTATE EQUITIES, LTD. 401(K) PLAN
             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN
                        BENEFITS WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1995



                                                                             NATIONWIDE
                                                       FIDELITY    FIDELITY     MONEY    NATIONWIDE
                                           DREYFUS     MAGELLAN     ASSET      MARKET    GUARANTEED  STOCK      LOAN
                                            BONDS        FUND      MANAGER      FUND       ACCOUNT    FUND      FUND      TOTAL
                                           ---------------------------------------------------------------------------------------
ADDITIONS:
Additions to net assets attributed to:
     Net realized/unrealized gain          $  7,095   $  69,871   $  22,251   $     --   $     --  $ 23,239  $     --   $  122,456
     Interest income                             --          --          --        586     16,553        --       244       17,383

     Contributions:
         Company's                            2,522      17,134       6,949         80      4,860     9,279        --       40,824
         Participants'                       16,739     126,438      54,428        299     41,308    75,576        --      314,788
         Rollovers                           34,846     177,429     120,241     20,949    203,994        --        --      557,459
                                           --------   ---------   ---------   --------   --------  --------  --------   ----------

     Total Contributions                     54,107     321,001     181,618     21,328    250,162    84,855        --      913,071
                                           --------   ---------   ---------   --------   --------  --------  --------   ----------

     TOTAL ADDITIONS                         61,202     390,872     203,869     21,914    266,715   108,094       244    1,052,910
                                           --------   ---------   ---------   --------   --------  --------  --------   ----------

DEDUCTIONS:
Deductions from net assets attributed to:
     Refunds to participants                    106      13,353       3,370         --     12,090     9,250        --       38,169
     Benefits paid to participants              979       2,699       2,230         --         --        --        --        5,908
                                           --------   ---------   ---------   --------   --------  --------  --------   ----------

     TOTAL DEDUCTIONS                         1,085      16,052       5,600         --     12,090     9,250        --       44,077
                                           --------   ---------   ---------   --------   --------  --------  --------   ----------

LOANS ISSUED TO PARTICIPANTS                 (2,933)    (12,493)     (7,500)        --         --        --    22,926           --

LOAN PRINCIPAL REPAYMENTS                        --         129         129         --         --        --      (258)          --

INTERFUND TRANSFERS                             109     (35,006)    (42,677)    (8,164)    85,738        --        --           --
                                           --------   ---------   ---------   --------   --------  --------  --------   ----------

NET INCREASE                                 57,293     327,450     148,221     13,750    340,363    98,844    22,912    1,008,833

NET ASSETS AVAILABLE FOR PLAN
     BENEFITS,
     BEGINNING OF YEAR                        6,473      49,210      30,815         --     30,801    31,292        --      148,591
                                           --------   ---------   ---------   --------   --------  --------  --------   ----------

     END OF YEAR                           $ 63,766   $ 376,660   $ 179,036   $ 13,750   $371,164  $130,136  $ 22,912   $1,157,424
                                           ========   =========   =========   ========   ========  ========  ========   ==========



The accompanying notes are an integral part of this financial statement.

                      CRESCENT REAL ESTATE EQUITIES, LTD.
                                  401(K) PLAN

                         NOTES TO FINANCIAL STATEMENTS


1.  DESCRIPTION OF PLAN:

    The following description of the Crescent Real Estate Equities, Ltd. (the "Company") 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more comprehensive description of the Plan's provisions.

    General - The Plan was established on July 1, 1994. The Plan is a defined contribution plan covering all employees of the Company who have completed one month of service and are age twenty-one or older. Eligible employees may elect to participate in the Plan on the first day of the month, (as amended on September 9, 1996), after their first month of service. It is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Nationwide Life Insurance Company ("Nationwide") serves as the asset custodian for the Plan.

    Contributions - Each year, participants may contribute up to 15 percent of pretax annual compensation, as defined in the Plan. A participant's contribution may not exceed an amount determined by the Internal Revenue Service each calendar year ($9,500 and $9,240 in 1996 and 1995, respectively). The participants may change their percent contribution election monthly. The Company matches 25 percent of participants' contributions up to the first 4 percent of base compensation. In addition to the matching contribution, the Company may make a discretionary contribution which is determined and approved by the board of directors annually. No discretionary contribution payment was made for the years ended December 31, 1996 and 1995. All Company contributions are invested based on participant account elections.

    Participant accounts - Each participant's account is credited with the participant's contribution and allocations of (a) Company's contribution,
    (b) Plan earnings, and (c) forfeited balances of terminated participants' non-vested accounts. Allocations are based on participant earnings or account balances, as defined.

    Vesting - Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of the participants' accounts inclusive of forfeitures plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after five years of credited service. The vesting schedule is as follows:

              Years of
               Service           Percentage
              ---------          ----------
                    1               20%
                    2               40%
                    3               60%
                    4               80%
                    5              100%

    Investment options - Upon enrollment in the Plan, a participant may direct employee contributions in one of or in a combination of any six of the following investment options.

         1.       Dreyfus Bonds -
                  Funds are invested in corporate and government instruments seeking current income and preservation of capital.

         2.       Fidelity Magellan Fund-
                  A mutual fund investing primarily in common stocks and convertible securities, both domestic and foreign.

         3.       Fidelity Asset Manager -
                  A mutual fund investing in stocks, bonds and short-term instruments seeking high total return with reduced risk over the long term.

         4.       Nationwide Money Market Fund-
                  Funds are invested in a diversified portfolio of high quality money market instruments maturing in 397 days or less.

         5.       Nationwide Guaranteed Account -
                  Funds are invested in a guaranteed return investment contract that provides an annual interest guarantee, based on the investment yield realized on Nationwide's General Account, the crediting interest yield was 5.6% and 6.35% for 1996 and 1995, respectively. The average yield was 5.2% and 8.08% for 1996 and 1995, respectively.

         6. Stock Fund - Funds are invested in common stock of Crescent Real Estate Equities Company.

    Participants may change their investment options daily for any of the funds except the Stock Fund. Investment option changes that affect the Stock Fund may be done monthly.

    Participant notes receivable - Participants may borrow from their fund accounts, for hardship purposes, a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loans are available to all participants only after the trustees have evaluated the applicant's credit worthiness, financial need, and purpose and terms of the loan. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan fund. Loan terms range from one to five years or a reasonable period of time greater than 5 years for the purchase of a principal residence. The loans are secured by the balance in the participant's account and bear interest at the prime rate listed in the Wall Street Journal plus 1%. The interest rate must be one that a bank or other professional lender would charge for making a loan in a similar circumstance. The interest rate at December 31, 1996 and 1995 was 9.25% and 9.75%, respectively. Principal and interest have a definite repayment period which provides for payments to be made not less frequently than quarterly.

    Payment of benefits - Upon termination of service due to death, total and permanent disability, or retirement, a participant may elect to either receive a lump-sum amount equal to the value of the participant's vested interest in his or her account or select the installment plan, only if the participant's account balance exceeds $3,500. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

    Disposition of forfeitures - Forfeitures attributable to the Company matching contributions shall be allocated among the participants' accounts annually determined by the percentage which the participant's account balance for the year bears to the total of all participants' accounts for the year. Forfeitures for 1996 and 1995 were $4,440 and $96, respectively.

2.  SUMMARY OF ACCOUNTING POLICIES:

    Basis of Accounting
    The financial statements of the Plan are prepared under the accrual method of accounting in conformity with generally accepted accounting principles ("GAAP").

    The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

    Certain of the funds in which the Plan invests utilize several investment strategies including the use of derivative investments. Derivatives are used for such strategies as portfolio structuring, return enhancement and hedging against currency and interest rate fluctuations. Derivative investments underlying funds are stated at fair market value.

    Investment Valuation and Income Recognition
    The Plan's investments are stated at fair value, except for its investment contract, which is valued at contract value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The Company stock is valued at its quoted market price. Participant loans are valued at cost, which approximates fair value.

    The contract value of the Nationwide Guaranteed Account is determined by summing principal, contributions and interest earned less administrative expenses. The contract is included in the financial statements at contract value, which approximates fair value, as reported to the Plan by Nationwide.

    Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

    Payment of Benefits
    Benefits are recorded when paid.


3.  ASSETS HELD FOR INVESTMENT PURPOSES:

    The fair market value of the following investments represent 5% or more of the Plan's net assets available for plan benefits at December 31, 1996 and 1995:

                                                      1996            1995
                                                      ----            ----
      Dreyfus Bonds                               $  78,995         $ 61,350
      Fidelity Magellan Fund                        528,078          372,879
      Fidelity Asset Manager                        267,698          175,457
      Nationwide Guaranteed Account                 308,968          378,394
      Stock Fund                                    306,338          126,652

4.  PLAN TERMINATION:

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts. Amounts will be distributed in accordance with Plan provisions.

5.  TAX STATUS:

    The Plan is designed to be a qualified plan under Section 401(a) of the Internal Revenue Code ("Code") and therefore, the Plan and related trusts are exempt from federal income tax under Section 501(a) of the Code.

    The Plan filed its determination letter application on January 25, 1995 with the Internal Revenue Service and received a favorable determination letter dated March 23, 1996 from the Internal Revenue Service as to the qualification for tax exempt status.

6.  RELATED PARTY TRANSACTIONS:

    All administrative expenses and accounting fees of the Plan are to be paid by the Company. The Company paid approximately $12,995 and $9,700 for administrative and accounting fees on behalf of the Plan during fiscal year 1996 and 1995, respectively. Under the terms of the Plan, the Plan is not responsible for reimbursing the Company for any fees paid by the Company.

7.  SUBSEQUENT EVENT:

    The trustees of the Plan voted to transfer the assets of the Plan from Nationwide to The Principal Group ("Principal") effective on April 18, 1997. Funds placed in the Plan on or after April 18, 1997 were deposited in the new accounts with Principal. The funds with Nationwide will be transferred to Principal in the third quarter of 1997.

                                                                      SCHEDULE I





                CRESCENT REAL ESTATE EQUITIES, LTD. 401 (K) PLAN
    ITEM 27A - SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                            AS OF DECEMBER 31, 1996
                                PLAN NUMBER: 001
                                EIN: 75-2526839




                 (B)                                       (C)                                             (D)            (E)
             IDENTITY OF                               DESCRIPTION                                                      CURRENT
(A)            ISSUER                                 OF INVESTMENT                                        COST          VALUE
---------------------------------------------------------------------------------------------------------------------------------
   Dreyfus A Bonds Plus, Inc.              Mutual Fund - Dreyfus Bonds                             $       77,485  $      78,995

   Fidelity Investments                    Mutual Fund - Fidelity Magellan                                483,002        528,078
                                           (Domestic and International Stocks and Bonds)

   Fidelity Investments                    Mutual Fund - Fidelity Asset Manager                           243,021        267,698
                                           (Domestic Stocks and Bonds)

*  Nationwide Life Insurance Company       Money Market                                                    20,647         20,647

*  Nationwide Life Insurance Company       Guaranteed Fixed Income Account @ 5.6%                         308,968        308,968

*  Crescent Real Estate Equities Company   Common Stock (Par value $.01)                                  214,108        306,338

*  Participant Loans                       Loans to Participants (Interest rates range
                                           from 9.25% to 9.75%)                                                --         21,485
                                                                                                   --------------  -------------

                                                                                                   $    1,347,231  $   1,532,209
                                                                                                   ==============  =============



           *in column (a) indicates each identified person/entity known to be a party-in-interest.


    This supplemental schedule lists assets held for investment purposes at
      December 31, 1996, as required by the Department of Labor Rules and
                   Regulations for Reporting and Disclosure.




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


                                                                    SCHEDULE II



                CRESCENT REAL ESTATE EQUITIES, LTD. 401(K) PLAN
          ITEM 27D - SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                                PLAN NUMBER: 001
                                EIN: 75-2526839





              (a)                                    (b)                        (c)       (d)

           Identity                              Description
              of                                     of                       Purchase   Selling
            Issuer                                  Asset                      Price      Price
------------------------------------- -------------------------------------- ---------- -----------

INDIVIDUAL TRANSACTIONS:

None

SERIES OF TRANSACTIONS:

Fidelity Investments                  Mutual Fund - Fidelity Magellan        $ 221,459    $      -
Fidelity Investments                  Mutual Fund - Fidelity Magellan                -     114,044
Fidelity Investments                  Mutual Fund - Fidelity Asset Manager      87,500           -
Nationwide Life Insurance Company     Guaranteed Fixed Income Acct. @ 5.6%           -     139,007
Crescent Real Estate Equities Company Common Stock (Par Value $.01)            111,022           -




             (a)                           (f)         (g)          (h)        (i)
                                         Expense               Current Value
           Identity                      Incurred      Cost     of Asset on    Net
              of                           with         of      Transaction   Gain
            Issuer                     Transaction     Asset        Date     (Loss)
-------------------------------------  ----------------------- ----------- ---------
INDIVIDUAL TRANSACTIONS:

None

SERIES OF TRANSACTIONS:

Fidelity Investments                    $        -  $ 221,459  $  221,459    $  -
Fidelity Investments                             -      *         114,044       *
Fidelity Investments                             -     87,500      87,500       -
Nationwide Life Insurance Company                -    139,007     139,007       -
Crescent Real Estate Equities Company        1,281    112,303     111,022       -




     Column (e)Lease Rental has been excluded from this schedule because it does not apply for this Plan.

    This supplemental schedule lists individual and series of transactions in excess of 5% of the fair market value of plan assets at the beginning of the year as required by the Department of
                        Labor Rules and Regulations for
                           Reporting and Disclosure.



            * This information is not provided by asset custodian.


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
                                  SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized, on the 27th day of June, 1997.

                                CRESCENT REAL ESTATE EQUITIES, LTD. 401(k) PLAN



                                BY: /s/  DALLAS E. LUCAS
                                   ---------------------------------------------
                                    Dallas E. Lucas
                                    Trustee




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